UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Monterey Gourmet Foods, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

612570101
(CUSIP Number)

February 3, 2009
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 612570101	SCHEDULE 13G	Page 2 of 6


1	Names of Reporting Persons

	RBF Capital, LLC

	IRS Identification No. of Above Person (entities only)

	68-0383896

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				982,045

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				982,045

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	982,045

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.9%

12	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 612570101	SCHEDULE 13G	Page 3 of 6


1	Names of Reporting Persons

	Richard B. Fullerton

	IRS Identification No. of Above Person (entities only)



2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				982,045

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				982,045

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	982,045

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.9%

12	Type of Reporting Person (See Instructions)

	IN


 CUSIP No. 612570101	SCHEDULE 13G	Page 4 of 6


Item 1(a).	Name of Issuer.

	Monterey Gourmet Foods, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1528 Moffett Street, Salinas, CA 93905

Item 2(a).	Name of Person Filing.

	RBF Capital, LLC and Richard B. Fullerton

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of RBF Capital, LLC and Richard B.
Fullerton is 35 Sycamore Avenue, Mill Valley, CA 94941.

Item 2(c).	Citizenship.

	RBF Capital, LLC is a Delaware limited Liability company and Richard B. Fullerton is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	612570101

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 612570101	SCHEDULE 13G	Page 5 of 6


(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	RBF Capital, LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser (not registered) to certain persons. Each person for whom RBF Capital, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Richard B. Fullerton is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page three (3) of this Schedule 13G pursuant to his ownership interest in RBF Capital, LLC

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.



CUSIP No. 612570101	SCHEDULE 13G	Page 6 of 6


Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, RBF Capital, LLC and Richard B. Fullerton certify that, to the best of their knowledge and belief, the securities referred to above on page two (2) and three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 9, 2009

	RBF Capital, LLC



	/s/ Richard B. Fullerton
	________________________
	By:  Richard B. Fullerton
	its: Managing Member


	Richard B. Fullerton



	/s/ Richard B. Fullerton
	________________________
	By:  Richard B. Fullerton


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)